Exhibit 99.6

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Foreign Investment Review Board approval of Riversdale takeover
21 January 2011
Rio Tinto today received unconditional approval from the Australian Treasurer to acquire up to 100 per cent of Riversdale Mining Limited.
Accordingly, as stated in the notice submitted to the Australian Securities Exchange today, the condition to the takeover offer relating to this approval has been fulfilled. A copy of this notice is available at www.riotinto.com.
The offer is scheduled to close at 7.00pm (Sydney time) on 18 February 2011, unless extended or withdrawn.
For further information, please refer to the Bidder’s Statement or contact the Offer Information Line on 1800 102 639 (callers within Australia) or +61 3 9415 4878 (callers outside Australia).
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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For further information, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Illtud Harri	David Luff
Office: +44 (0) 20 7781 1152	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 503 600	Mobile: +61 (0) 0419 850 205

Tony Shaffer	Karen Halbert
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 412 119 389

Christina Mills	Bruce Tobin
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 103 454

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131
Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media

Corporations Act 2001 (Cth)
Section 630(4)
NOTICE THAT DEFEATING CONDITION HAS BEEN FULFILLED
To: Riversdale Mining Limited (ABN 53 006 031 161) (Riversdale)
       ASX Limited (ABN 98 008 624 691)
In accordance with section 630(4) of the Corporations Act 2001 (Cth), Rio Tinto Jersey Holdings 2010 Limited (ARBN 148 135 844) (RTJ) gives notice that the condition to its takeover offer for all of the ordinary shares in Riversdale, as set out in clause 7.1(b) (‘FIRB approval’) of Part 2 of its bidder’s statement dated 10 January 2011, has been fulfilled.
Dated 21 January 2011
Signed for and on behalf of Rio Tinto Jersey Holdings 2010 Limited
Stephen Consedine
Company Secretary
Rio Tinto Services Limited (local agent of RTJ)